September 26, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington DC, 20549

Attn: Katharine Garrett and Amit Pande

Re:	International Bancshares Corporation Form 10-K for Fiscal Year Ended December 31, 2023

Form 10-Q for Fiscal Quarter Ended June 30, 2024
File No. 000-09439

Dear Attorneys Garrett and Pande:

On behalf of International Bancshares Corporation, a Texas corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder, this letter is submitted in response to the letter received by the Company from the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 12, 2024 (the “Comment Letter”).

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment.

Form 10-K for Fiscal Year Ended December 31, 2023

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 2

1.

We note your disclosure on page 12 that your commercial real estate (“CRE”) loans are disaggregated into three classes: other construction & land development, farmland & commercial, and multifamily loans. We also note that your total CRE loans among these three classes were approximately $5.3 billion at December 31, 2023, which comprised about 65% of your total gross loans. Please revise your future periodic filings to further disaggregate the composition of your CRE loan portfolio to address material geographic and other concentrations to the extent material to an investor’s understanding of your CRE loan portfolio. In this regard, provide quantitative and qualitative disclosure regarding owner-occupied and non-owner-occupied CRE loans, current weighted average and/or range of loan-to-value ratios and occupancy rates, if available, and disclose the extent of your exposure by industry or borrower type, such as office, retail, hotel and multifamily, etc.

Response:  The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission. Specifically, the Company will provide further disaggregated data on the Company’s commercial real estate (“CRE”) portfolio, including disclosure and discussion on material concentrations and disclosure of CRE portfolio exposure by specific metrics such as geography, borrower, industry, etc. The Company is evaluating available data sources to create the expanded disclosures and commits to integrating the expanded disclosures in the Company’s Form 10-K for the year ending December 31, 2024.

2.

We note your statement on page 20 that your CRE loans “carry risk of repayment when market values deteriorate, the business experiences turnover in key management, the business has an inability to attract or keep occupancy levels stable, or the market experiences an exit of a specific business type that is significant to the local economy, such as a manufacturing plant.” Additionally, we note that the total of non-accrual loans among your three CRE loan classes increased by approximately $84.5 million at June 30, 2024, when compared to December 31, 2023, as disclosed in the table on page 20 of your Form 10-Q for the fiscal quarter ended June 30, 2024. Please revise your future periodic filings to clarify the specific risk management policies, procedures or other actions undertaken by management in response to the current CRE environment.

Response:  The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission. Specifically, the Company will disclose the specific risk management policies, procedures and actions taken by management in response to the current CRE environment.

Liquidity and Capital Resources, page 15

3.

We note your disclosure of various funding sources used by, and available to, the Company, such as deposits and lines of credit. Please revise your future periodic filings to disclose quantitative amounts of material sources of liquidity, to the extent it is necessary to understand your financial condition, any current and anticipated material changes in trends related to your liquidity requirements and your plans related to such changes. Additionally, please revise your future periodic filings to include a discussion of material cash requirements from known contractual and other obligations, separately in the short-term and long-term. Please refer to Item 303(b)(1) of Regulation S-K.

Response:  The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission. Specifically, the Company will disclose quantitative data with respect to the Company’s material liquidity sources and the Company will include a discussion of material short- and long-term cash requirements from known contractual commitments, as required by 303(b)(1) of Regulation S-K.

Notes to Consolidated Financial Statements

(4) Allowance for Credit Losses, page 46

4.

We note your disclosure on page 51 of loans accounted for on a non-accrual basis. Please revise your future periodic filings to also disclose the amortized cost basis of your loans on non-accrual status, disaggregated by class of loan, for which there is no related allowance for credit losses as of the reporting date. Please refer to ASC 326-20-50-16.

Response:  The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission. Specifically, the Company will disclose the amortized cost basis of the Company’s loans on non-accrual status, disaggregated by class of loans, for which there is no related allowance for credit losses, as required by ASC 326-20-50-16.

Form 10-Q for Fiscal Quarter Ended June 30, 2024

Notes to Consolidated Financial Statements

Note 2 – Fair Value Measurements, page 10

5.

We note your tabular disclosure on page 12 of assets measured at fair value on a non-recurring basis. We also note your disclosure that you had $101.7 million and $46.5 million of doubtful commercial collateral dependent loans as of June 30, 2024 and December 31, 2023, respectively. Please tell us how the amount of “Watch List – Doubtful Loans” in the tabular presentation on page 12 reconciles to the amount of doubtful commercial collateral dependent loans noted above, at both of the June 30, 2024 and December 31, 2023 reporting dates. In your response, please also tell us how the above noted balances relate to the amount of such loans which had an appraisal or internal evaluation performed within the immediately preceding twelve months. Please revise future periodic filings as appropriate to clearly describe how these amounts are related.

Response:  The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission. Specifically, the Company will more clearly describe the relationship between the amounts disclosed in the tabular disclosure of assets measured at fair value on a non-recurring basis and the amounts disclosed as collateral dependent impaired loans, as a whole and the amounts disclosed for collateral dependent loans with an appraisal or internal evaluation in the preceding twelve months.

With respect to the amounts reported in the tabular and qualitative disclosure in Note 2 – Fair Value Measurements, in the Company’s Form 10-Q for the quarter ended June 30, 2024, the collateral dependent doubtful loans of $101.7 million reported for June 30, 2024 and the $46.5 million reported at December 31, 2023, respectively, are part of the Company’s CRE loans and are included in the non-accrual table on page 20, based on the segment in which each of the loans is classified. The tabular disclosure includes only those collateral dependent real estate loans on which the Company has established a specific allowance for credit loss or has modified an existing specific allowance for credit loss in the current reporting period. Collateral dependent impaired loans that do not require a specific allowance for credit loss after fair value review are not included in the table, thus the difference between the amounts reported as Watch List – Doubtful loans measured at fair value on a non-recurring basis, $33.5 million and $46.1 million at June 30 2024 and December 31, 2023, respectively, are a sub-set of the total collateral dependent doubtful loans of $101.7 million and $46.5 million as of June 30, 2024 and December 31, 2023, respectively.

The Company has determined, in compliance with regulatory guidance, the conditions under which it will obtain an appraisal or do an internal evaluation of an existing appraisal. All real estate loans must be evaluated in accordance with the Company’s lending policy to assess if a third-party appraisal is required to be obtained as part of the credit underwriting and monitoring process. Real estate loans that do not meet the requirements for a third-party appraisal are required to undergo an internal evaluation by the Company’s in-house, independent appraisal staff. The Company’s lending policy requires that collateral dependent real estate loans classified as Watch-List Substandard or Watch-List Doubtful are required to be reviewed on at least an annual basis to assess if a new third-party appraisal is needed or an internal evaluation by the Company’s in-house independent appraisal staff is appropriate. Thus from a timing perspective, all classified loans are assessed at least every twelve months, and a rolling twelve-month lookback is the basis for the amounts disclosed in the footnote; however, as disclosed in Footnote 4 – Allowance for Credit Losses, any loans classified as Special Review or lower on our internal Watch List report are reviewed quarterly and at that time, any deterioration in the conditions of the collateral, the economic environment, or any other trigger that may accelerate the need for an appraisal or internal evaluation would be identified.

Note 4 – Allowance for Credit Losses, page 15

6.

We note your disclosure on page 19 that you recognized a charge-down of approximately $25.6 million in the six months ended June 30, 2024, related to a commercial loan secured by equipment and pipeline infrastructure used in the oil and gas industry. We also note your disclosure that the customer declared bankruptcy in the third quarter of 2023, and that the assets collateralizing the loan were awarded to a principal owner of the business upon foreclosure in March 2024. Please address the following:

•

Tell us how the allowance for credit losses related to this loan was determined and reported in prior quarterly and annual periods from the point it was classified as Watch List – Doubtful and concurrently placed on non-accrual status in the fourth quarter of 2022 through the customer’s bankruptcy in the third quarter of 2023 and the charge-down in the first quarter of 2024.

•

Additionally, please tell us how you concluded that no disclosure was required related to the customer’s bankruptcy proceedings in your Form 10-Q for the fiscal quarter ended September 30, 2023, or your Form 10-K for the fiscal year ended December 31, 2023, considering the disclosure objectives in ASC 326-20-50.

Response:  With respect to the $25.6 million charge down disclosed in Footnote 4 – Allowance for Credit Losses in the Company’s Form 10-Q for the quarter ended June 30, 2024, the identified commercial loan was with an individual who was a long-time customer (the “Customer” or “Sponsor”) of one of our subsidiary banks, International Bank of Commerce, Oklahoma (“IBC”). The Customer had historically had a good relationship with IBC; however, he eventually became recalcitrant and un-cooperative throughout the time period from when the oil and gas loan in question was classified as Watch-List Doubtful and eventually charged-down. The Company and its five bank subsidiaries take immense pride in their long-standing history of patience and sound decision-making when working with troubled loans. The Company recognizes that given the dynamic nature of the process, the discussions and actions with troubled customers must have a measured approach, especially when dealing with legal challenges to the collection process. We remain vigilant in ensuring that management re-examines the course of action as information is received from a troubled borrower. Management also makes it a point to discuss its decisions with bank regulators and internal and external auditors so that a certain level of assurance and agreement on the decisions made can be harmonized and documented. At all times, management keeps the accounting and disclosure requirements in mind.

The oil and gas loan in question was originated by IBC in 2018 to a business enterprise (“Borrower”) of the Customer. The collateral on the loan included all assets of the Borrower, supported further by the Sponsor’s personal guarantee.

The loan began to show signs of non-performance in mid-2022 due to cash flow issues arising from the lingering impact of the coronavirus (“COVID-19”) and the loss of one of the Borrower’s largest customers due to conditions out of the Borrower’s control, a contract dispute related to that customer, and the general decline in the economics of the oil and gas industry.

In late June 2022, management downgraded the loan to Watch-List Substandard after examining the performance of the loan, the Customer’s lack of good faith efforts to continue to repay the debt in full and the lack of communication and responsiveness on behalf of the Customer to requests for information on financial performance to better project expected revenues and thus future debt service.

The loan matured on December 31, 2022 and the customer defaulted. Communication and negotiations with the Customer ceased almost completely and IBC had restricted access for site visits and inspection of the collateral. The loan was downgraded to Watch-List Doubtful and an internal analysis of the realizable fair value of the collateral was conducted. The basis of the analysis was a discounted cash flow model based on potential future volumes, weighed against the cost of the assets at acquisition and rooted in past performance, which resulted in a net realizable fair value that covered the outstanding loan balances. However, given the uncertainty of the ongoing financial performance of the Borrower and the limited current financial information available to IBC, the model output was discounted and a specific allowance for credit loss of approximately $2 million, which was disclosed in our 2022 Form 10-K on page 49 of Exhibit 13, was established.

During the first quarter of 2023, IBC began collection activities for non-payment. Additional information on the condition of the underlying assets slowly trickled in over the period. The basis for the quarterly fair value analysis was the same as the prior quarter and the results of the model were further discounted because of the ongoing past due status of the loan, the limited information management had, and the inability to physically inspect the assets. At that time, an additional $1 million specific allowance for credit loss was recorded. The loan remained classified as Watch-List Doubtful and all rights to collateral in satisfaction of amounts owed to IBC remained in effect.

Collection efforts for the default continued in the second quarter of 2023; but were impeded by repeated temporary restraining orders (each a “TRO”) filed by the Borrower, one of which was a stay on foreclosure efforts, which the court approved. As part of the negotiations, IBC agreed to extend the timing on a final hearing date in exchange for the right to inspect the assets. A third-party appraiser was engaged, and the loan remained on Watch-List Doubtful for the period. Management decided no adjustment to the existing specific allowance for credit losses was warranted given the information available at the time, pending further review in the third quarter 2023, at which time the third-party valuation of the collateral would be received.

A non-judicial foreclosure for the assets securing the loan was set for September 5, 2023. A hearing on a TRO to stop the non-judicial foreclosure process by the Borrower was held on

August 31, 2023 and the court ruled in favor of IBC to proceed with a non-judicial foreclosure. The Borrower quickly filed for Chapter 11 bankruptcy, which was a defensive move that IBC expected, given the Borrower’s efforts to impede the collection process. The bankruptcy did not warrant any different action other than what was taken at the time, especially since IBC’s perfected first lien interest was not in jeopardy. The third-party valuation of the collateral was obtained in late September 2023. After management review and acceptance, the specific allowance for credit loss was increased to approximately $7.57 million, which was noted and disclosed in our Form 10-Q for the third quarter 2023 and the credits continued to be classified and disclosed as Watch-List Doubtful.

In the fourth quarter 2023, motions by IBC to dismiss the bankruptcy and the stay on foreclosure proceedings was denied by the bankruptcy court. The underlying conditions used by the Company in assessing the need to disclose the bankruptcy proceedings in the Company’s Form 10-K for the year ended December 31, 2023 remained the same as the third quarter of 2023 and, in management’s assessment, did not require any different action or disclosure in the fourth quarter of 2023. The bankruptcy court also set the sale timeline for the Borrower’s assets, which timeline spanned late 2023 and early 2024. As expected, and in line with standard Chapter 11 bankruptcy asset sales, a stalking horse bidder submitted a low-level bid that was not reflective of the fair value of the assets. The bid was subject to acceptance by the bankruptcy court at a hearing in March 2024, thus extending the timeline over two reporting periods, an approval that management deemed unlikely given the documented fair value of the assets. Other deadlines in the sale process remained in force and failure by the Borrower to meet any of those deadlines would have given IBC the opportunity to submit for dismissal of the bankruptcy. Negotiations with the Borrower regarding a possible settlement outside of the bankruptcy process continued, but ultimately were not productive. Given the uncertainty of the acceptance of the bid and the fair value of the collateral based upon a third-party appraisal, which was current, and confidence in the assumptions used in the appraisal as sound, management did not modify the existing specific reserve against the loan, and it remained classified Watch-List Doubtful for the fourth quarter of 2023 and the existing specific allowance for credit loss of $7.57 million was deemed appropriate for the period.

In March 2024, the bankruptcy court dismissed the stalking horse bidder and re-opened the bidding process. The Customer, who remained a principal in the business, established a separate limited liability company and submitted an unsolicited bid at a value well below the market value for the assets, which the bankruptcy court ultimately accepted. The bid was for approximately $5.4 million, resulting in the charge-down of approximately $25.6 million, which, as noted by the Staff, was disclosed in our Form 10-Q for the period ending June 30, 2024. Furthermore, as disclosed in the same filing, bankruptcy proceedings are ongoing, and IBC will continue to enforce its claim against the Borrower’s assets. IBC has also filed an arbitration claim against the Sponsor to enforce his personal guarantee for any deficiency.

7.

We note from the table presenting balances of loans individually or collectively evaluated for impairment at the bottom of page 19 and additional disclosures on page 20 that there was an increase in commercial real estate multifamily loans individually evaluated for impairment at June 30, 2024 attributed to two relationships secured by apartments that were downgraded to Watch List – Doubtful in the first six months of 2024. We further note that there was no allowance related to these loans at June 30, 2024. Given your policy disclosure on page 16 that substantially all of your loans evaluated as Watch List – Doubtful are measured using the fair value of collateral method, please tell us in detail how you determined the fair value of the collateral related to these loans and concluded that no allowance was r9equired, including any consideration given to the guidance in ASC 326-20-35-4 and 35-5.

Response:  The Company reported two relationships secured by two apartment complexes that were downgraded to Watch-List Doubtful in the first six months of 2024; however, the Company did not report any related specific allowance for credit losses. The Staff’s comment referring to the Company’s previously disclosed accounting policy of using the fair value of collateral method for measuring collateral dependent Watch-List Doubtful loans is accurate and is what the Company used in evaluation of both of these loans. Both loans in question are to the same borrower. Both loans are well-secured, however, one loan, the financing loan (“Loan 1”), has been negatively impacted by the lingering impact of COVID-19, which has resulted in delays in construction and has left the borrower unable to timely complete the project and unable to make interest payments as contractually required. The project being financed through Loan 1 is for affordable housing for low-to-moderate income families. The project has been awarded two Texas General Land Office (“GLO”) grants; however, the construction delay has resulted in a delay in the timing of the grants and thus the overall projections for the project’s net operating income and the conversion to permanent financing. Foreclosure of the collateral is not certain, and the action to classify Loan 1 as Watch-List Doubtful was to allow the borrower the time needed to finalize the project’s timeline. The balance of Loan 1 at the time of classification was approximately $27.6 million. The analysis for expected credit related loss at the time of classification was an assessment of the collateral based on an existing third-party appraisal, which was evaluated for appropriateness under internal credit underwriting and monitoring guidelines, and resulted in a collateral value of $31.4 million, and a loan-to-value of 87.9%. The second loan was to acquire and rehabilitate an affordable housing complex (“Loan 2”) for low-to-moderate income families. The rehabilitation of the project is complete; however, there have been challenges with achieving project stabilization and that has delayed permanent financing. Loan 2 also had significant grants awarded by the GLO to assist with the rehabilitation costs. Loan 2 was current at the time of classification; however, since the indebtedness is to the same borrower and there is a substantial delay in stabilization to achieve permanent financing, the Company felt it was inconsistent to not classify both loans as Watch-List Doubtful. The balance of Loan 2 at the time of classification was approximately $13.5 million and the net realizable value of the collateral, based on an existing third-party appraisal, which was evaluated for appropriateness under internal credit underwriting and monitoring guidelines was $19.0 million, resulting in a loan-to-value of 71.0% and no exposure of loss to the Company.

We hope the foregoing is responsive to your comments and satisfactorily addresses the matters raised by the Staff in the Comment Letter. Please do not hesitate to contact the undersigned at (956) 764-6115 with any questions or comments you may have.

Sincerely,

/s/ Judith I. Wawroski
Judith I. Wawroski
Chief Accounting Officer and Treasurer